

August 28, 2012

Via E-mail
Pamela H. Patsley
Chairman and Chief Executive Officer
MoneyGram International, Inc.
2828 N. Harwood St., 15th Floor
Dallas, TX 75201

> **Re: MoneyGram International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-31950**

Dear Ms. Patsley:

We have reviewed your letter dated August 2, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 5, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Restructuring and Reorganization Expenses, page F-17

1.   You indicate in your response to prior 2 that the reorganization is not subject to the guidance in ASC 420-10. The guidance in this Topic addresses costs associated with restructuring that is defined as a program that is planned and controlled by management and materially changes the manner in which the business is conducted. Refer to ASC

420-10-05-1 and the ASC 420-10-20. Please explain in greater detail why you believe that your global transformation initiative to realign management and operations to develop a more efficient and scalable cost structure does not represent as a restructuring activity within the scope of ASC 420-10.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Notes to Consolidated Financial Statements (Unaudited)

Note 13 – Commitments and Contingencies

Legal Proceedings, page 22

2.   We note that during the quarter ended June 30, 2012 you accrued $30.0 million in connection with a possible resolution of the Middle District of Pennsylvania U.S. Attorney ("MDPA") investigation. Describe the nature and timing of events leading up to the possible resolution, including the status of the discussions at the date of filing your Form 10-K for the fiscal year ended December 31, 2011 and your Form 10-Q for the quarterly period ended March 31, 2012. Explain why you were unable to estimate a reasonable range of loss, as noted from your disclosure on page 23 of your Form 10-Q for the quarterly period ended March 31, 2012.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief